CADENCE AND SMIC COLLABORATION VALIDATES RF DESIGN KIT FOR WIRELESS IC DESIGN

Companies Will Jointly Host RF Workshops in China

SAN JOSE, Calif., and SHANGHAI, China, Aug. 2, 2007 -- Cadence Design Systems, Inc. (NASDAQ: CDNS), the leader in global electronic-design innovation, and Semiconductor Manufacturing International Corporation (SMIC) (NYSE: SMI; SEHK: 0981.HK) today announced the availability of a new SMIC RFCMOS 180-nanometer process design kit (PDK) that supports the Cadence® RF Design Methodology Kit. The new SMIC PDK has been successfully validated and is now available to the RF IC design market. Validation has included silicon correlation tests on representative design IP such as phase lock loops, focusing on simulation results and postlayout parasitics.

The new solution provides wireless chip designers in China access to the design software and methodologies necessary to achieve shorter, more predictable design cycles by helping to ensure that silicon performance matches design intent. As part of their joint effort and to ensure widespread adoption, Cadence and SMIC will jointly host RF IC methodology workshops and provide RF kit applicability consulting to RF designers in China. RF design workshops are planned for Shanghai (Aug. 2), Beijing (Aug. 7) and Shenzhen (Aug. 9).

“We are excited about this jointly developed RF design solution that will help our mutual customers in China design and deliver high-quality RF devices,” said Lee Yang, fellow of the RF Group at SMIC. “We have worked diligently with Cadence to provide this level of design capability to our customers, and we are continuing our close partnership with Cadence to develop RF IC solutions based on our 130-nanometer and 90-nanometer RFCMOS processes.”

SMIC has been employing the RF design kit while working jointly on the National High-Technology Research and Development Program (863 Projects) with two of China’s leading institutes based on its own RFCMOS technology. SMIC is expecting to extend the development effort to 130-nanometer and 90-nanometer nodes as part of the Shanghai Innovation Initiative Programs for RF Core IP development.

The Cadence RF Design Methodology Kit includes an 802.11 b/g WLAN segment representative design, a full suite of block-, chip-, and system-level testbenches, simulation setups, test plans, and applicability consulting on the RF design and analysis methodologies. The kit focuses on top-down RF IC design and full-chip verification, and addresses behavioral modeling, circuit simulation, layout, parasitic extraction and re-simulation, and inductor synthesis. It also focuses on IC verification within a system context, leveraging system-level models and testbenches for use by designers in the IC environment.

“We are pleased with our joint work with SMIC, which results in improved quality and productivity in the design of RF devices for our mutual customers in the Chinese RF design market,” said Craig Johnson, corporate vice president of Marketing at Cadence. “As we continue our collaboration in the RF area, we will jointly engage customers through hands-on workshops and RF applicability consulting.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35ìm to 90nm and finer line technologies. Headquartered in Shanghai, SMIC operates three 200mm wafer fabrication facilities in its Shanghai mega-fab, a 200mm wafer fab in Tianjin, and a 300mm mega-fab in Beijing, the first of its kind in Mainland China.   SMIC also operates an in-house assembly and testing facility in Chengdu. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab owned by Chengdu Cension Semiconductor Manufacturing Corporation and one 300mm wafer fab owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For additional information, please visit http://www.smics.com

About Cadence

Cadence enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence software and hardware, methodologies, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2006 revenues of approximately $1.5 billion, and has approximately 5,200 employees. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

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Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning the timing specified products will be available to customers, the benefits of the collaboration to customers and the continuing collaboration between SMIC and Cadence, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.